TSX:GNG
www.goldengoliath.com

Drilling to Resume at Las Bolas / Los Hilos

Vancouver, Canada, April 17, 2013 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F)

The Company is pleased to announce that they have received notice that the Mexican Subsidiary of Agnico-Eagle Mines Limited (“Agnico-Eagle”) is scheduled to resume drilling in early May. This will be the second year of work by them on the property since the Earn-in and Shareholders agreement was signed. Under the terms of the agreement, Agnico-Eagle can earn a 51% interest in the property by spending $5 million on exploration over a 5 year period.  Agnico-Eagle will then have the option of earning an additional 20% interest by either completing a feasibility study or by spending an additional $10 million in exploration.

During this first year of the agreement a program of diamond drilling that consisted of 2,803.5 metres of NQ diameter diamond drilling in 10 holes of varying lengths was completed.  Preparations for this year’s drilling have already started and the drill is expected on site by May 5th. Updates and details of this year’s program will be made available as they are received by the Company.

Private Placement Closes

The Company is pleased to report it closed its Private Placement of 14,444,444 units at a price of $0.09 per unit for gross proceeds of $1,300,000.  Each unit consisted of one common share and three-quarters of one non-transferable share purchase warrant exercisable until March 26, 2016 at a price of $0.12 for each whole warrant. The proceeds will be used for site preparation for drilling at Nopalera and the San Martin tunnel and for general working capital.  The shares and warrants forming a part of the units and any shares issued upon exercise of the warrants will be subject to escrow requirements whereby they will be released from escrow at the earlier of (a) 15 months from closing the financing; and (b) the date the Company’s shares close at a price of $0.30 or greater, but no earlier than regulatory hold period requirements of July 28, 2013.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:
Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604)-682-2950
Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

The information in this news release includes certain "forward-looking statements" All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company's properties, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, quantity of resources or reserves, timing of permitting, construction and production and other milestones, are forward looking statements. Statements concerning Mineral Reserves and Mineral Resources are also forward-looking statements in that they reflect an assessment, based on certain assumptions, of the mineralization that would be encountered and mining results if the project were developed and mined in the manner described. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from GNG's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and local groups in the exploration, and development of properties; and the need to obtain permits and governmental approval. GNG's forward looking statements reflect the beliefs, opinions and projections of management on the date the statements are made. GNG assumes no obligation to update the forward looking statements if management's beliefs, opinions, projections, or other factors should they change.